Exhibit 1


              [Letterhead The Danner Company International Plaza]
                             2 International Drive
                                   Suite 510
                          Nashville, Tennessee 37217

March 28, 1995


Board of Directors
Shoney's Inc.
1727 Elm Hill Pike
Nashville, TN  37210

               Re:   Open letter to the Board of Directors.
                     Raymond Danner's Commitment to Shoney's, Inc.

Ladies and Gentlemen of the Shoney's, Inc. Board:

The purpose of this letter is to express my commitment to help Shoney's Inc. address its current problems. As you know, the share price has dropped to less than $10.00 (close of business March 27, 1995).

The continuing collapse of Shoney's share price emphasizes Shoney's need for experienced management with in-depth knowledge of the Company's operations.

Shoney's just doesn't have any time to waste. I think it would be a mistake to continue looking for people who don't already know Shoney's, inside and out.

For all these reasons, I am today offering to return to Shoney's as its Chief Executive Officer and Chairman of the Board. I am willing to serve as CEO and Chairman for a total cash compensation of $1.00 per year, plus stock options. Because of my confidence in Shoney's potential, I am willing for those options to become valuable only after the stock price reaches $20.00 per share. I am available immediately. I will do my best to help the Company through this difficult period as, indeed, some Board Members have already informally suggested I should.

I believe that the Company's financial earnings, and share-price track record under my leadership speaks for itself. The consecutive quarterly earnings' increases are still remembered by many shareholders.

Because of some of the harsh racial accusations made against me, I want everyone to know that I am committed to a continuation and enhancement of the affirmative action and equal employment opportunity goals of the Company. Indeed, it is a condition to my offer that a representative of the plaintiffs in the Haynes litigation be offered a seat on the Company's Board.

This offer has the following three conditions:

               1. The Board of Directors eliminates immediately all of its own Board and Committee compensation.

               2. The Board will make available four (4) Board seats for nominees that I select (one of them being the representative of the plaintiffs from the Haynes litigation).

               3. The Board will appoint me to Mr. Henry's Board seat (as his successor) and name me as Chairman and CEO with wide latitude in all aspects of management and operations, pursuant to a written agreement.

In addition, I will need to be fully informed of any pressing operational and financial matters.

Thank you for your attention to this critical matter. I would welcome your feedback.

Sincerely,


Raymond L. Danner